Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

August 21, 2015

VIA EDGAR

Ms. Jaime G. John

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	Empire State Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 27, 2015
File No. 1-36105

Empire State Realty OP, L.P.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 27, 2015
File No. 1-36106

Dear Ms. John:

We are writing in response to your letter dated July 31, 2015, setting forth the comments of the Staff of the Division of Corporation Finance (the “Staff”) on the above mentioned filings for Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. (together, the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

1.

We note that you have provided a discussion of “combined” financial data for the predecessor period ended October 6, 2013 and the successor period ended December 31, 2013. Please note that your primary discussion should be of the actual results for each period (i.e. predecessor and successor separately). It is inappropriate to merely combine information for predecessor and successor periods. You can supplement your

Ms. Jaime G. John

Division of Corporation Finance

August 21, 2015

discussion of the actual historical results of operations with a discussion of pro forma financial information (e.g. predecessor period plus successor period plus pro forma adjustments).

The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X and any discussion of such pro forma information should supplement and not be given greater prominence than actual results. Please tell us how you to intend to revise the disclosure in future filings.

Response: In response to the Staff’s comment, the Company respectfully notes that in preparing the presentation of operating results in its Form 10-K, the Company considered that presenting historical 2013 results on a combined basis would facilitate the most comprehensive and meaningful discussion of results of operations and that, conversely, the presentation of pro forma financial information, as required by Article 11 of Regulation S-X, would not provide meaningful information or be useful to investors, and would potentially be confusing.

Per the Staff’s comment, however, the Company respectfully advises the Staff that in future filings that require disclosure of our results for periods that include both the predecessor and successor periods, we will not base our results of operations discussion for such periods on combined financial information, but rather, we will present separate results for each of the respective predecessor and successor periods. Any pro forma financial information that we may include in future filings will comply with Article 11 of Regulation S-X.

Funds from Operations (“FFO”), page 66

2.	We note that your FFO calculation includes an adjustment for preferred unit distributions. Based upon your reconciliation, it appears that the $214.8 million FFO for the year ended December 31, 2014 represents FFO attributable to common shareowners and non-controlling interests. Please revise your presentation in future filings to clearly label the FFO measure. Also make adjustments to earnings releases filed on Form 8-K, as appropriate.

Response: The Company hereby confirms that, in future filings after the date of this response letter, including future earnings releases filed on Form 8-K, Empire State Realty Trust, Inc. will use the label “Funds from Operations attributable to common stockholders and non-controlling interests” and Empire State Realty OP, L.P. will use the label “Funds from Operations attributable to common unitholders.”

Ms. Jaime G. John

Division of Corporation Finance

August 21, 2015

Item 8. Financial Statements and Supplementary Data

Note 10 – Commitments and Contingencies

Litigation, page F-28

3.	We note your disclosure on F-31 regarding the risk of a material adverse effect related to the “Second Class Actions” and the defense and indemnity rights held by certain other defendants. Please expand your disclosure to comply with the requirements of ASC 450-20-50 including disclosure of an estimate of the reasonably possible range of loss or a statement that such an estimate cannot be made.

Response: In response to the Staff’s comment, the Company respectfully notes that members of our internal legal and financial teams quarterly evaluate the status of legal matters in determining the probability of the incurrence of a loss and whether a loss is reasonably possible and estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50. We consider the facts and the applicable laws, and obtain the opinion of counsel, if applicable, in order to make this determination on a case by case basis.

With respect to the “Second Class Actions” and the defense and indemnity rights held by certain other defendants with respect thereto, a loss accrual has not been provided for in the historical financial statements because we believe we cannot reasonably estimate a possible range of potential loss at this time due to the excessive nature of the claims and damages sought by plaintiffs, the spectrum of remedies which may be available to the court in the event of an adverse ruling, and the difficulties at the current stage of the litigation of determining potential exposure related to each of the defendants in the matter. In future filings beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, to the extent still applicable, we will expand the disclosure to state that an estimate of the additional loss or range of loss cannot be made with respect to the “Second Class Actions,” which such disclosure may be similar to the following:

At this time, due to the spectrum of remedies which may result from the outcome of the matter and the difficulty in calculating and allocating damages (if any) among the defendants, we cannot reasonably assess the timing or outcome of this litigation and any related indemnification obligations, estimate the amount of loss, or assess their effect, if any, on our financial statements.

Exhibits 31.1 and 31.2

4.	The certifications do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Specifically, you have omitted the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) in the introduction to paragraph 4 and omitted paragraph 4(b). Please amend your filings to include the introductory language required by paragraph 4 and to include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Please note that this comment also applies to the Form 10-Q filed May 6, 2015.

Response: The Company respectfully advises the Staff that following resolution of the Staff’s comments, each of Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. will file amendments to their Annual Reports on Form 10-K for the fiscal year ended December 31, 2014,

Ms. Jaime G. John

Division of Corporation Finance

August 21, 2015

their Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2015 and their subsequently filed Quarterly Reports on Form 10-Q for the fiscal quarter ended June 30, 2015 to include revised officer certifications in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K. As discussed telephonically with the Staff, the amended filings will contain the cover page, explanatory note, signature page and certifications.

[Remainder of this page left intentionally blank]

Ms. Jaime G. John

Division of Corporation Finance

August 21, 2015

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please feel free to contact me at (212) 850-2777.

Sincerely,

/s/ David A. Karp
David A. Karp
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Thomas N. Keltner, Jr., Executive Vice President & General Counsel
Empire State Realty Trust, Inc.
Empire State Realty OP, L.P.

Yoel Kranz
Goodwin Procter LLP